Exhibit 99.2

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on November 9, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m. (Toronto time) on November 7, 2017.

•	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

Appointment of Proxyholder
I/We, being holder(s) of Student Transportation Inc. hereby appoint: Denis Gallagher or, failing him, Patrick Walker	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Student Transportation Inc. to be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, November 9, 2017 at 2:00 p.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold		For	Withhold		For	Withhold

01. Barbara Basney	☐	☐	02. Denis Gallagher	☐	☐	03. Irving Gerstein	☐	☐

04. Kenneth Needler	☐	☐	05. George Rossi	☐	☐	06. David Scopelliti	☐	☐

07. Wendi Sturgis	☐	☐	08. Victor Wells	☐	☐

2. Appointment of Auditors	For	Withhold

VOTE FOR or WITHHOLD on the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer’s board of directors to fix such auditors’ remuneration.	☐	☐

3. Amendments to By-Law No. 1	For	Withhold

VOTE FOR or AGAINST the ordinary resolution attached as Schedule B to the Circular, approving, ratifying and confirming certain amendments to the Issuer’s By-Law No. 1 to align the residency requirements of the board of directors with the current requirements of the Business Corporations Act (Ontario), as more particularly described in the Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.		Signature(s)		Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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